

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Donald St. Pierre
Chief Financial Officer
Blackwater Midstream Corp.
660 LaBauve Drive
Westwego, LA 70094

  Re: Blackwater Midstream Corp.
    Form 10-K for the year ended March 31, 2009
    File No. 000-51403

Dear Mr. St. Peirre:

  We have completed our review of your filing and related materials and do not have any further comments at this time.

        Sincerely,

        David R. Humphrey
        Branch Chief